Exhibit 12.1

EXCEL TRUST, INC. AND EXCEL TRUST, L.P.

Statement of Computation of Ratios

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	April 28, 2010 to December 31, 2010
Calculation of Earnings:
Add:
Income (loss) from continuing operations	$9,092	$7,573	$1,710	$(4,521)	$(4,669)
Fixed charges (see below)	25,550	19,086	15,893	12,669	3,366
Subtract:
Interest capitalized	(1,383)	(142)	(243)	(411)	—

Total earnings (deficit) before fixed charges	33,259	26,517	17,360	7,737	(1,303)

Fixed charges:
Interest expense	24,167	18,944	15,650	12,258	3,366
Interest capitalized	1,383	142	243	411	—

Total fixed charges	25,550	19,086	15,893	12,669	3,366
Ratio of earnings to fixed charges	1.30	1.39	1.09	—	—

Deficiency of earnings to fixed charges	$—	$—	$—	$(4,932)	$(4,669)

Preferred stock dividends	$10,380	$10,976	$10,353	$3,228	$—
Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to fixed charges and preferred dividends	$(2,671)	$(3,545)	$(8,886)	$(8,160)	$(4,669)